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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Broadview Media, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

111382107

(CUSIP Number)

Terry L. Myhre
9691 101st ST N.
Stillwater, MN 55082
651-426-4494

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 111382107	13D	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Terry L. Myhre

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power

Number of		1,050,000 (INCLUDES WARRANT TO PURCHASE 350,000 SHARES OF COMMON STOCK)

Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		1,050,000 (INCLUDES WARRANT TO PURCHASE 350,000 SHARES OF COMMON STOCK)

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,000 (INCLUDES WARRANT TO PURCHASE 350,000 SHARES OF COMMON STOCK)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11) 41.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Broadview Media, Inc. The principal executive offices of the Company are located at 4455 West 77th Street, Minneapolis, MN 55435.

Item 2. Identity and Background.

(a)	and (f). Mr. Myhre is an individual and citizen of the United States of America.

(b)	Business Address: 1401 W. 76th St., Richfield, MN 55423

(c)	Mr. Myhre is President of the Minnesota School of Business, 1401 W 76th St. Richfield, MN 55423.

(d)	and (e) During the last five years, Mr. Myhre has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          On March 25, 2003, Mr. Myhre purchased 700,000 shares of Common Stock at $.65 per share from the Company for a total amount of $455,000.00. Mr. Myhre issued an unsecured promissory note to the Company for $455,000 of which he paid $100,000 in cash from personal funds on March 28, 2003, and the balance of $355,000 in cash from personal funds on April 15, 2003.

Item 4. Purpose of Transaction.

          Mr. Myhre intends to hold such securities for investment purposes. He does not have any current plans or proposals that relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of the instructions for this Item 4. Mr. Myhre was elected to the Board of Directors and intends to participate in matters affecting the Company in such role.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Myhre beneficially owns 1,050,000 shares of Common stock, including a Warrant to Purchase 350,000 shares of Common Stock, which constitutes approximately 41.2% of the total outstanding shares of Common Stock.

(b)	Mr. Myhre has the sole power to direct the vote and disposition of the 700,000 shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          In connection with this transaction reported herein, Mr. Myhre entered into a Securities Purchase Agreement with the Company which includes certain restrictions and obligations regarding Mr. Myhre’s acquisition of additional shares as described in the agreement attached as Exhibit 1. Mr. Myhre also was granted certain registration rights and is subject to certain rights and restrictions affecting his acquisition or disposition of his shares as described in the Registration Rights Agreement attached as Exhibit 2. In addition to the purchase of shares, Mr. Myhre received a Common Stock Purchase Warrant attached hereto as Exhibit 3, which is subject to certain exercise and other restrictions as described in the Warrant. A portion of the consideration delivered to purchase the shares reported herein was a promissory note to the Company as described above in Item 3 and attached as Exhibit 4, which note was fully paid on April 15, 2003.

Item 7. Material to be Filed as Exhibits.

          Exhibit 1: Securities Purchase Agreement
          Exhibit 2: Registration Rights Agreement
          Exhibit 3: Common Stock Purchase Warrant
          Exhibit 4: Note

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 9, 2003
/s/ Terry L. Myhre

Terry L. Myhre